NAME OF REGISTRANT
Franklin Templeton International Trust
File No. 811-06336

EXHIBIT ITEM No. 77D (g): Policies with respect to security investments

From Prospectus Supplement GOF P5 03/16:

Effective March 31, 2016, the Prospectus is amended as follows:

For the Templeton Foreign Smaller Companies Fund, the "Fund Details - Principal Investment Policies and Practices" section is revised to add the following:

The Fund may invest up to 10% of its net assets in equity-linked notes (ELNs), which are hybrid derivative-type instruments that are specially designed to combine the characteristics of one or more reference securities (usually a single stock, a stock index or a basket of stocks (underlying securities)) and a related equity derivative, such as a put or call option, in a single note form. The Fund may engage in all types of ELNs, including those that: (1) provide for protection of the Fund's principal in exchange for limited participation in the appreciation of the underlying securities, and (2) do not provide for such protection and subject the Fund to the risk of loss of the Fund's principal investment. ELNs can provide the Fund with an efficient investment tool that may be less expensive than investing directly in the underlying securities and the related equity derivative.